SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                            MILESTONE SCIENTIFIC INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.001 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    59935P100
                              59935P944 (Warrants)
                              --------------------
                                 (CUSIP Number)


                                 October 1, 2003
                                 ---------------
                      (Date of Event which Requires Filing
                               of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 6 pages

-------------------------------                                -----------------
CUSIP No.  59935P100; 59935P944        13G                     Page 2 of 6 Pages
 (Warrants)
-------------------------------                                -----------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Cumberland Associates LLC
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]

---------- ---------------------------------------------------------------------
           SEC USE ONLY
        3
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            1,827,039

                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             0
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 1,827,039

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            0
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,827,039
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES                                                            [ ]

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           10.38%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           OO, IA
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!


                                Page 2 of 6 pages

Item 1(a)           Name of Issuer:
                    ---------------

                    Milestone Scientific Inc. (the "Issuer")

Item 1(b)           Address of Issuer's Principal Executive Offices:
                    ------------------------------------------------

                    220 South Orange Avenue
                    Livingston, New Jersey 07039

Items 2(a)          Name of Person Filing:
                    ----------------------

                    This statement is being filed by Cumberland Associates LLC. Cumberland Associates LLC is a limited liability company organized under the laws of the State of New York, and is engaged in the business of managing, on a discretionary basis, eight securities accounts, the principal one of which is Cumberland Partners. Two of these accounts hold Shares (as defined in Item 2(d) below) and Warrants (as defined in Item 4(a) below) (the "Accounts"). Gary Tynes, Bruce G. Wilcox, Andrew M. Wallach and Lawrence M. Rifkin are the members (the "Members") of Cumberland Associates LLC.

Item 2(b)           Address of Principal Business Office:
                    -------------------------------------

                    The address of the principal business and office of Cumberland Associates LLC and each of the Members is 1114 Avenue of the Americas, New York, New York 10036.

Item 2(c)           Citizenship:
                    ------------

                    Cumberland Associates LLC is a New York limited liability company. Each of the Members is a citizen of the United States.

Item 2(d)           Title of Class of Securities:
                    -----------------------------

                    Common Stock, par value $.001 per share (the "Shares")

Item 2(e)           CUSIP Numbers:
                    --------------

                    59935P100
                    59935P944 (Warrants)

Item 3              Not Applicable


                               Page 3 of 6 pages

Item 4.             Ownership:
                    ----------

Item 4(a)           Amount Beneficially Owned:
                    --------------------------

                    As of the date hereof, Cumberland Associates LLC may be deemed the beneficial owner of (i) 1,798,467 Shares and (ii) warrants to purchase 28,572 Shares ("Warrants") for an aggregate beneficial ownership of 1,827,039 Shares.

Item 4(b)           Percent of Class:
                    -----------------

                    The number of Shares of which Cumberland Associates LLC may be deemed to be the beneficial owner constitutes approximately 10.38% of the total number of Shares outstanding. The percentages used herein are calculated based upon a total 17,601,198 Shares outstanding, equal to the sum of (i) 17,572,626 Shares issued and outstanding as of September 30, 2003 and (ii) 28,572 Shares to be received upon exercise of the Warrants.

Item 4(c)           Number of shares as to which such person has:
                    ---------------------------------------------

                    (i)   Sole power to vote or to direct the
                          vote: 1,827,039

                    (ii)  Shared power to vote or to direct
                          the vote: 0

                    (iii) Sole power to dispose or to direct
                          the disposition of: 1,827,039

                    (iv)  Shared power to dispose or to direct
                          the disposition of: 0

Item 5              Ownership of Five Percent or Less of a Class:
                    ---------------------------------------------

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6              Ownership of More than Five Percent on Behalf of Another
                    --------------------------------------------------------
                    Person:
                    -------

                    The beneficial owners of the Accounts have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares


                               Page 4 of 6 pages
                    and Warrants held for each Account in accordance with their ownership interests in each such Account.

Item 7              Identification and Classification of the
                    ----------------------------------------
                    Subsidiary Which Acquired the Security Being
                    --------------------------------------------
                    Reported on By the Parent Holding Company:
                    ------------------------------------------

                    Not Applicable

Item 8              Identification and Classification of Members of the Group:
                    ----------------------------------------------------------

                    Not Applicable

Item 9              Notice of Dissolution of Group:
                    -------------------------------

                    Not Applicable

Item 10             Certification:
                    --------------

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 5 of 6 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 8, 2003

                                        CUMBERLAND ASSOCIATES LLC

                                        By: /s/ Bruce G. Wilcox
                                            ------------------------------
                                            Name:  Bruce G. Wilcox
                                            Title: Member


                               Page 6 of 6 pages